Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands)
Fixed Charges:
Gross interest expense	$29,661	$25,301	$17,813	$15,642	$15,373
Interest portion of rent expense	229	193	157	129	122

	29,890	25,494	17,970	15,771	15,495

Earnings:
Income before taxes	115,137	168,059	259,416	205,999	109,586
Plus: fixed charges	29,890	25,494	17,970	15,771	15,495
Less: capitalized interest	4,455	8,766	8,358	7,300	7,975

	140,572	184,787	$269,028	$214,470	$117,106

Ratio of Earnings to Fixed Charges	4.7x	7.2x	15.0x	13.6x	7.6x